LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

SUPPL



January 26, 2005



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of January 26, 2005

- **Legacy Hotels Real Estate Investment Trust Reports Fourth Quarter and Year-End 2004 Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: ________________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.





LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729



For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS FOURTH QUARTER AND YEAR-END 2004 RESULTS

- RevPAR growth drives strong profitability gains -

TORONTO, January 26, 2005 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its preliminary unaudited financial results for the three months and year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise indicated.

Fourth Quarter Highlights

- Revenue per available room ("RevPAR") improved 4.9%, led by a 3.2% increase in average daily rate ("ADR") and a 1.0 point improvement in occupancy.
- Total revenue grew 4.5% to $186.9 million.
- Hotel EBITDA[1] was up 26.5% to $33.9 million, benefiting from a 310 basis point improvement in margins.
- Legacy's net loss improved to $4.7 million (net loss of $0.08 per unit) compared to $9.2 million (net loss of $0.12 per unit) in 2003. Included in this year's net loss are US$1.0 or Cdn$1.2 million ($0.01 per unit) in aggregate charges related to debt refinancings and $5.0 million ($0.05 per unit) in additional amortization expense relating to a change in accounting policy. The prior period included a $9.8 million ($0.09 per unit) charge pertaining to debt refinancing.
- Distributable income[1] improved $13.9 million to $2.1 million ($0.02 per unit) compared to a distributable loss of $11.8 million (loss of $0.11 per unit) in 2003.
- Diluted funds from operations[1] ("FFO") per unit was $0.09 compared to a loss of $0.07 in the prior period.
- During the quarter, Legacy successfully refinanced its short-term debt with the closing of two mortgages on The Fairmont Olympic Hotel, Seattle and The Fairmont Palliser. As a result of these financings, Legacy does not have any mortgage maturities until 2007.

Year-End Highlights

- RevPAR for the year grew 8.6% driven by growth in occupancy and rate of 3.9 points and 2.3%, respectively.
- Total revenues increased 13.6% to $754.0 million.
- Hotel EBITDA improved 32.8% to $152.2 million, benefiting from a 290 basis point improvement in margins.
- Distributable income increased to $0.29 per unit compared to a distributable loss per unit of $0.02 in the prior year.
- FFO per unit was up considerably to $0.52 per unit from $0.17 per unit in 2003.

"Our portfolio is benefiting from improving demand and pricing trends. Our 8.6% annual RevPAR increase, coupled with margin improvement, has resulted in strong cash flow growth in

[1] See Non-GAAP Financial Measures for a reconciliation to generally accepted accounting principles.

2004 as compared to the prior year," commented Neil J. Labatte, Legacy's President and Chief Executive Officer.

"We believe significant growth opportunities exist within our portfolio in 2005. Bookings for our group business for the year are in-line with increased expectations. In addition, positive economic outlooks, growing corporate profits and improving consumer spending are encouraging indicators of travel demand growth across our customer segments. This growing demand, combined with low supply additions in our markets should contribute to meaningful gains in room occupancy and rate."

Continued Mr. Labatte, "Industry expectations for the Canadian lodging industry are for long-term growth in RevPAR and profitability. We believe our portfolio is ideally positioned to benefit from these trends."

The financial information presented in this press release including management's discussion and analysis remains subject to final year-end procedures performed by Legacy and the completion of Legacy's year-end audit by its external auditors. Legacy expects that its audited financial results will be finalized on February 14th, 2005 and will file its financial statements and management's discussion and analysis with the securities regulators shortly thereafter.

Legacy's 2004 annual report will be released in mid-March. The annual general meeting will be held at 10:00 a.m. Eastern Time on April 29, 2005 at The Fairmont Royal York in Toronto.

Legacy will host a conference call today at 2:30 p.m. Eastern Time to discuss these results. Please dial 416-405-9328 or 1-800-387-6216 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on January 26, 2005 through to February 2, 2005. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3132600.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

Legacy has published a Supplemental Information Package for the three months and year ended December 31, 2004, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

Contacts: Chantal Nappert
Director, Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED DECEMBER 31, 2004

Management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control. Legacy evaluates such estimates and assumptions on a periodic basis.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Industry Update

The Canadian hotel industry is experiencing a strong recovery in demand following the events of 2003. Industry expectations are that the full-service segment will continue to lead the growth in 2004. Looking ahead, demand growth in the industry is expected to exceed supply growth, enabling occupancy levels to grow and providing potential for increased room rates. For 2005, industry expectations are that RevPAR for the Canadian full-service segment will increase by approximately 5% driven by strong rate growth and continued improvements in occupancy.

The U.S. lodging industry is benefiting from similar growth trends as Canada, stimulated by its improving economic outlook. According to Smith Travel Research, the Seattle and Washington, D.C. markets have each realized solid RevPAR growth in 2004 driven by higher occupancy and ADR. For 2005, industry expectations are that U.S. RevPAR growth in the luxury segment will be approximately 7%.

Results of Operations

FINANCIAL HIGHLIGHTS (unaudited)

	Three months ended December 31		Twelve months ended December 31	
	2004	2003	**2004**	2003
In millions of dollars, except per unit amounts				
Revenues	$ **186.9**	$ 178.9	$ **754.0**	$ 663.9
Hotel EBITDA	**33.9**	26.8	**152.2**	114.6
Net loss	**(4.7)**	(9.2)	**(2.3)**	(8.4)
Distributable income (loss)	**2.1**	(11.8)	**30.4**	(2.0)
Basic and diluted net income (loss) per unit	**(0.08)**	(0.12)	**(0.15)**	(0.21)
Basic and diluted distributable income (loss) per unit	**0.02**	(0.11)	**0.29**	(0.02)
Diluted funds from operations per unit	**0.09**	(0.07)	**0.52**	0.17
Distributions declared per unit	**0.08**	-	**0.24**	0.185

Comparable Operating Statistics (unaudited)

		Three months ended December 31				Twelve months ended December 31		
		2004		2003		**2004**		2003
Revenue per available room ("RevPAR")	**$**	**102.15**	$	97.42	**$**	**114.97**	$	105.91
Average daily rate ("ADR")	**$**	**162.76**	$	157.75	**$**	**171.17**	$	167.34
Occupancy		**62.8%**		61.8%		**67.2%**		63.3%
RevPAR – Fairmont								
British Columbia	**$**	**88.69**	$	94.25	**$**	**130.69**	$	123.19
Alberta, Saskatchewan and Manitoba		**101.72**		93.81		**109.29**		102.09
Ontario and Quebec		**119.14**		110.62		**127.68**		109.53
United States		**164.92**		149.76		**172.72**		166.52
Total	**$**	**115.09**	$	108.89	**$**	**130.53**	$	118.08
RevPAR – Delta								
Alberta, Saskatchewan and Manitoba	**$**	**71.47**	$	66.72	**$**	**74.89**	$	73.77
Ontario and Quebec		**81.16**		78.94		**87.53**		83.64
Atlantic Canada		**74.54**		75.83		**88.31**		87.02
Total	**$**	**76.87**	$	75.00	**$**	**84.57**	$	82.11

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Olympic Hotel, Seattle, it has been included in Legacy's operating statistics on a proforma basis as if owned since January 1, 2003. As a result, all properties have been included in the calculation of operating statistics. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

THREE MONTHS ENDED DECEMBER 31, 2004

Revenues

Fourth quarter revenues increased $8.0 million or 4.5% to $186.9 million (2003 - $178.9 million). Revenues increased in virtually all markets led by a strong recovery in Quebec City and Washington, D.C. Revenues at Fairmont Le Château Frontenac showed the greatest improvement this quarter, up over 15% and in-line with historical performance at the property. The Fairmont Washington, D.C. again posted double digit increases in revenues this quarter led by strong occupancy and rate growth. Our three Toronto hotels continue to realize strong growth in revenues driven by significant growth in ADR this quarter.

RevPAR for the portfolio increased 4.9% to $102.15 for the fourth quarter (2003 - $97.42) as a result of improvements in occupancy and ADR of 1.0 point and 3.2%, respectively.

At the Fairmont managed properties, RevPAR increased 5.7% to $115.09 (2003 - $108.89) driven by a 4.4% increase in ADR. Strong performance was experienced through the majority of the portfolio led by

RevPAR growth of 10.1% from our two properties in the U.S. Both properties had improved RevPAR this quarter led by The Fairmont Washington, D.C. which is benefiting from strong market dynamics and significant market share gains. Each of our Ontario and Quebec properties grew RevPAR this quarter led by solid gains at Fairmont Le Château Frontenac. Our portfolio also continues to benefit from strength across the Prairies, particularly Calgary where we own three properties. Our British Columbia region was negatively impacted by performance at The Fairmont Empress. Lower convention activity, coupled with new supply in this market during the low season resulted in reduced occupancy and rate at the property. Excluding The Fairmont Empress, RevPAR for the British Columbia region would have been in-line with 2003.

At the Delta managed properties, RevPAR improved 2.5% to $76.87 (2003 - $75.00) due to a 1.4 point occupancy gain. Good performance was experienced through the majority of the Delta portfolio. Lower occupancies generally through the Atlantic region, particularly in Halifax due to limited convention activity, led to the 1.7% RevPAR decline in this region. In 2003, the Delta portfolio was not as impacted by the downturn as the Fairmont portfolio since Delta's properties generate a greater component of revenues from domestic travellers.

Operating Expenses

Operating expenses were relatively unchanged at $131.8 million (2003 - $130.9 million). Fourth quarter gross operating profit increased 14.8% to $55.1 million (2003 - $48.0 million). Gross operating margin, defined as gross operating profit as a percentage of revenues, improved 270 basis points to 29.5% (2003 – 26.8%). Incremental revenue drives substantial improvements in operating performance due to the industry's fixed-cost operating structure. Legacy's fourth quarter margins are typically lower due to the seasonality of travel demand. Margins remain below historical levels given the increasing cost environment over the past few years coupled with lower revenue growth. We expect further improvements in margins over time as we focus on increasing revenues and managing costs throughout the portfolio.

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the quarter (2003 – 3.1%). This percentage is unchanged since few properties are generating incentive fees at current operating levels.

Property taxes, rent and insurance were relatively unchanged at $15.4 million (2003 - $15.7 million). The prior period included one-time costs associated with the re-branding of the Seattle property. This was somewhat offset by a higher property tax assessment at one of our largest hotels in 2004 as compared to 2003. Costs through the balance of the portfolio were relatively unchanged.

During the quarter, the Delta Toronto Airport West successfully settled a new labour contract with its employees. Negotiations have begun at three hotels following their contract expirations in late 2004. Nine additional contracts expire in 2005.

Hotel EBITDA

Hotel EBITDA increased 26.5% to $33.9 million in the fourth quarter (2003 - $26.8 million). Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, improved 310 basis points to 18.1% (2003 – 15.0%).

Other Items

Amortization

Amortization expense increased $7.5 million to $18.4 million (2003 - $10.9 million). The increase is primarily due to a change in accounting policy with respect to the amortization of hotel buildings which resulted in $5.0 million in additional expense during the fourth quarter. Effective January 1, 2004, Legacy has prospectively adopted the use of straight-line amortization for its property and equipment [see Changes in Accounting Policies].

Interest Expense, Net

Net interest expense decreased $8.4 million to $18.2 million (2003 - $26.6 million). The prior period included $9.8 million in call premiums pertaining to Legacy's $335 million debt refinancing in December 2003. The fourth quarter of 2004 includes US$0.4 million in settlement costs associated with The Fairmont Olympic Hotel, Seattle mortgage refinancing in December 2004.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes recoverable by certain subsidiary companies. The future tax recovery of $1.7 million (2003 - $6.0 million) is generated by U.S. subsidiary corporations that will accumulate tax losses during the initial period after acquisition. These losses will be applied against taxable income in future years. These recoveries will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Legacy currently estimates that the non-taxable portion of distributions paid in 2004 will approximate 50%.

Net Income (Loss)

Net loss for the fourth quarter improved to $4.7 million or a net loss of $0.08 per unit (2003 – net loss of $9.2 million or net loss of $0.12 per unit). Legacy's hotel EBITDA growth was somewhat offset by the $5.0 million ($0.05 per unit) increase in non-cash amortization expenses mentioned above and the lower future tax recoveries generated. The prior period included the $9.8 million ($0.09 per unit) refinancing charge.

Distributable Income (Loss)

Improved operating performance throughout the portfolio resulted in a $13.9 million improvement in fourth quarter distributable income to $2.1 million or $0.02 per unit (2003 – diluted distributable loss of $11.8 million or net loss of $0.11 per unit). The prior period included the $9.8 million ($0.09 per unit) refinancing charge. The increase in amortization expense did not impact distributable loss since this amount is added back in the calculation of distributable loss.

Quarterly Financial Results

	2004				2003			
In millions of dollars, except per unit amounts	**Dec 31**	**Sep 30**	**Jun 30**	**Mar 31**	**Dec 31**	**Sep 30**	**Jun 30**	**Mar 31**
Revenues and Earnings								
Total revenues	$186.9	$209.3	$207.6	$150.2	$178.9	$189.0	$165.8	$130.2
Hotel EBITDA	33.9	56.0	51.2	11.1	26.8	48.2	34.1	5.5
Net income (loss)	(4.7)	16.9	12.0	(26.4)	(9.2)	17.5	4.7	(21.4)
Distributable income (loss)	2.1	23.7	20.5	(15.9)	(11.8)	18.9	8.1	(17.3)
Per Unit Results								
Diluted net income (loss)	(0.08)	0.13	0.08	(0.28)	(0.12)	0.14	0.01	(0.24)
Diluted distributable income (loss)	0.02	0.22	0.20	(0.15)	(0.11)	0.18	0.08	(0.17)
Diluted funds from operations	0.09	0.28	0.26	(0.12)	(0.07)	0.23	0.12	(0.13)
Distributions declared	0.08	0.08	0.08	-	-	-	-	0.185

Due to the seasonal nature of our operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. The positive contribution made from the acquisition of The Fairmont Olympic Hotel, Seattle in August 2003 helped improve 2003 operating results but was more than offset by considerable declines in occupancy through the balance of the portfolio in the second and third quarters of 2003 due to SARS. As it is impossible to predict such events, we believe that quarter-to-quarter comparisons of results of past operations are not necessarily indicative of future performance.

Liquidity and Capital Resources

Cash and cash equivalents on hand at December 31, 2004 totalled $35.2 million, an increase of $15.9 million from December 31, 2003. Following its debt refinancing in December 2004, total liquidity including undrawn bank lines at December 31, 2004 approximated $109 million, up over $70 million from December 31, 2003.

Operating Activities

For the three months ended December 31, 2004, cash generated by operations was $28.8 million (2003 - $3.0 million). This growth was driven by higher operating performance.

Investing Activities

Capital expenditures during the quarter totalled $10.5 million (2003 - $11.5 million). Approximately $10 million in capital projects previously scheduled to be spent in 2004 will be completed in early 2005.

Following the completion of several significant capital projects over the past few years, we have been working our way towards a capital program within our maintenance reserve. Our capital budget for 2005 approximates $40 million. This amount is in addition to the $10 million mentioned above which will be carried over from 2004.

Following the refinancing of The Fairmont Olympic Hotel, Seattle during the quarter, Legacy was able to recover deposits previously made under the terms of the existing mortgage.

Financing Activities

We were pleased to reinstate quarterly distributions of $0.08 per unit to unitholders in the second quarter of this year providing investors with total distributions of $0.24 per unit in 2004. During the three months ended December 31, 2004, Legacy distributed $16.0 million, including distributions on the exchangeable shares. The fourth quarter includes the payment of both the third and fourth quarter distributions.

On December 20, 2004, Legacy announced the successful refinancing of its short-term debt with the closing of two mortgages. Acquisition financing for The Fairmont Olympic Hotel, Seattle was repaid with a 5-year mortgage refinancing on the property. Proceeds of US$62 million (Cdn$75 million) were applied towards the existing US$42 million (Cdn$51 million) mortgage due in July 2006 and a US$20 million (Cdn$24 million) note due in February 2005. The mortgage has both a fixed and floating interest rate component with an aggregate current effective rate of approximately 5.4%. In connection with the Seattle refinancing, Legacy incurred foreign exchange losses of US$0.6 million and charges of US$0.4 million associated with the mortgage prepayment that were fully expensed in the fourth quarter.

Bank debt outstanding was fully repaid with proceeds from a new $45 million fixed rate mortgage on The Fairmont Palliser. This 4½-year mortgage has an effective interest rate of 6.2%.

Our $15.1 million of current portion of long-term debt is comprised of scheduled mortgage principal amortization.

We believe that we have sufficient capacity to finance all of our planned operating activities, capital expenditures and distributions.

Non-GAAP Financial Measures

Included in this MD&A are certain non-GAAP financial measures, which are measures of our historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) hotel EBITDA, (ii) distributable income and (iii) funds from operations ("FFO"). The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as 'Operating income from hotel operations'.

Hotel EBITDA is a commonly used measure of performance in the industry, which, when considered with GAAP measures, gives us a more complete understanding of our ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps us, our lenders and our investors to evaluate the ongoing operating profitability of Legacy's properties. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income:

In millions of dollars	Three months ended December 31 2004	Three months ended December 31 2003	Twelve months ended December 31 2004	Twelve months ended December 31 2003
Hotel EBITDA	$ **33.9**	$ 26.8	$ **152.2**	$ 114.6
Deduct (add):				
Amortization of property and equipment	**18.4**	10.9	**74.5**	45.2
Advisory fees	**2.2**	2.2	**8.5**	8.2
Other expenses	**1.8**	2.1	**6.5**	5.4
Interest expense, net	**18.2**	26.6	**71.1**	71.0
Income tax expense (recovery), net	**(2.0)**	(5.8)	**(6.1)**	(6.8)
Net income (loss)	$ **(4.7)**	$ (9.2)	$ **(2.3)**	$ (8.4)

Distributable Income (Loss)

Distributable income (loss) is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. This amount, determined in accordance with the Declaration of Trust, is intended to approximate our taxable income and forms the basis of distributions to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees.

- Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under our various management agreements with Fairmont and Delta.
- The cash receipt on management contracts is taxable and is therefore included in the calculation of distributable income. For accounting purposes, this amount is deferred and amortized over the life of the respective management contracts.
- Distributions on convertible debentures are deductible for tax purposes and are therefore deducted from distributable income.

Distributable income (loss) per unit is based on the average number of units and exchangeable shares outstanding on each distribution date, as this provides a better reflection of the income distributable to unitholders at each distribution date than the weighted-average method. Distributable income (loss) and distributable income (loss) per unit have been calculated as follows:

		Three months ended December 31				Twelve months ended December 31		
In millions of dollars, except per unit amounts		**2004**		2003		**2004**		2003
Net income (loss)	$	**(4.7)**	$	(9.2)	$	**(2.3)**	$	(8.4)
Add (deduct):								
Amortization of property and equipment		**18.4**		10.9		**74.5**		45.2
Income tax expense (recovery), net		**(2.0)**		(5.8)		**(6.1)**		(6.8)
Cash receipt on management contracts		**1.7**		3.1		**9.3**		9.1
Distributions on convertible debentures		**(2.9)**		(2.9)		**(11.6)**		(11.6)
Capital replacement reserve		**(8.4)**		(7.9)		**(33.4)**		(29.5)
Distributable income (loss)	$	**2.1**	$	(11.8)	$	**30.4**	$	(2.0)
Average units outstanding on distribution record dates (millions)		**89.4**		89.4		**89.4**		89.4
Average exchangeable shares outstanding on distribution record dates (millions)		**14.7**		14.7		**14.7**		14.7
Basic and dilutive units outstanding (millions)		**104.1**		104.1		**104.1**		104.1
Basic and diluted distributable income (loss) per unit	$	**0.02**	$	(0.11)	$	**0.29**	$	(0.02)
Distributions declared per unit	$	**0.08**	$	-	$	**0.24**	$	0.185

For the three and twelve months ended December 31, 2004, debentures convertible into 17,142,857 (2003 – 17,142,857) units and the associated distributable income (loss) impact were excluded from the computation of diluted distributable income (loss) per unit because their effect was not dilutive.

Funds from Operations ("FFO")

The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted for entities and non-controlling interests. We present FFO after making adjustments for the effects of distributions on convertible debentures. We present FFO per unit calculated as FFO divided by the number of fully diluted units outstanding during the period.

We believe that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, we believe that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by CIPPREC in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, CIPPREC adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

In millions of dollars, except per unit amounts		Three months ended December 31			Twelve months ended December 31		
		2004		2003		**2004**		2003
Net income (loss)	$	**(4.7)**	$	(9.2)	$	**(2.3)**	$	(8.4)
Add (deduct):								
Amortization of property & equipment		**18.4**		10.9		**74.5**		45.2
Future income tax expense (recovery)		**(1.7)**		(6.0)		**(6.0)**		(7.8)
Distributions on convertible debentures		**(2.9)**		(2.9)		**(11.6)**		(11.6)
Funds from operations	$	**9.1**	$	(7.2)	**$**	**54.6**	**$**	17.4
Basic and diluted FFO	$	**0.09**	$	(0.07)	**$**	**0.52**	**$**	0.17

Changes in Accounting Policies

Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003. As a result of these new guidelines, effective January 1, 2004, Legacy began amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be acceptable under GAAP. This change in accounting policy has been applied prospectively. Previously, buildings were amortized using the sinking-fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earning by $5.0 million and $21.0 million for the three and twelve months ended December 31, 2004, respectively.

Effective January 1, 2004, Legacy also adopted the recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy was applied retroactively, without restatement, and resulted in a charge to retained earnings of $0.3 million and an increase in contributed surplus of $0.3 million. The ongoing impact of this change is negligible.

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)

	December 31, 2004 (Unaudited)	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 35.2	$ 19.3
Accounts receivable	40.5	46.7
Inventory	7.1	7.9
Prepaid expenses	5.8	6.8
	88.6	80.7
Property and equipment	1,780.4	1,850.2
Goodwill	35.4	35.4
Other assets	18.8	22.1
Future income taxes	11.7	6.3
	$ 1,934.9	$ 1,994.7
LIABILITIES		
Current liabilities		
Bank loans	$ -	$ 59.9
Accounts payable and accrued liabilities	68.5	64.8
Accrued distributions and dividends	2.9	2.9
Current portion of long-term debt	15.1	13.4
Other	0.1	11.5
	86.6	152.5
Long-term debt	875.2	815.8
Other liabilities	25.3	26.7
Future income taxes	34.5	35.3
	1,021.6	1,030.3
Unitholders' interest		
Units (note 3)	795.7	795.7
Contributed surplus (note 2)	0.3	-
Exchangeable shares	126.4	126.4
Convertible debentures	148.6	147.3
Foreign currency translation adjustments	(40.9)	(27.7)
Deficit (note 2)	(116.8)	(77.3)
	913.3	964.4
	$ 1,934.9	$ 1,994.7

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)

	Three months ended December 31		Twelve months ended December 31	
	2004 (Unaudited)	2003 (Unaudited)	2004 (Unaudited)	2003
Revenues				
Room	$ 100.9	$ 96.2	$ 451.8	$ 397.9
Food and beverage	74.4	72.0	256.5	227.5
Other	11.6	10.7	45.7	38.5
	186.9	178.9	754.0	663.9
Operating expenses	131.8	130.9	516.6	470.7
Gross operating profit	55.1	48.0	237.4	193.2
Hotel management fees	5.8	5.5	23.2	20.3
Property taxes, rent and insurance	15.4	15.7	62.0	58.3
Operating income from hotel operations	33.9	26.8	152.2	114.6
Other expenses				
Amortization of property and equipment	18.4	10.9	74.5	45.2
Advisory fees	2.2	2.2	8.5	8.2
Other	1.8	2.1	6.5	5.4
	22.4	15.2	89.5	58.8
Income before interest and income tax	11.5	11.6	62.7	55.8
Interest expense, net	18.2	26.6	71.1	71.0
Loss before income taxes	(6.7)	(15.0)	(8.4)	(15.2)
Income tax expense (recovery)				
Current	(0.3)	0.2	(0.1)	1.0
Future	(1.7)	(6.0)	(6.0)	(7.8)
	(2.0)	(5.8)	(6.1)	(6.8)
Net loss for the period	$ (4.7)	$ (9.2)	$ (2.3)	$ (8.4)
Basic and diluted loss per unit	$ (0.08)	$ (0.12)	$ (0.15)	$ (0.21)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)	(Unaudited)	**(Unaudited)**	
Deficit - beginning of period, as previously reported	$ **(100.8)**	$ (64.9)	$ **(77.3)**	$ (37.5)
Change in accounting policy for unit-based compensation (note 2)	**-**	-	**(0.3)**	-
Deficit - beginning of period, as restated	**(100.8)**	(64.9)	**(77.6)**	(37.5)
Net loss for the period	**(4.7)**	(9.2)	**(2.3)**	(8.4)
Distributions in the period	**(7.2)**	-	**(21.4)**	(16.5)
Dividends on exchangeable shares	**(0.8)**	-	**(2.5)**	(1.9)
Part VI.1 tax on exchangeable share dividends	**(0.4)**	-	**(1.0)**	(0.8)
Part VI.1 tax deduction	**0.4**	-	**1.0**	0.8
Accretion of convertible debenture issuance costs	**(0.4)**	(0.3)	**(1.4)**	(1.4)
Distributions on convertible debentures	**(2.9)**	(2.9)	**(11.6)**	(11.6)
Deficit - end of period	$ **(116.8)**	$ (77.3)	$ **(116.8)**	$ (77.3)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)	(Unaudited)	**(Unaudited)**	
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net loss for the period	$ **(4.7)**	$ (9.2)	$ **(2.3)**	$ (8.4)
Items not affecting cash				
Amortization of property and equipment	**18.4**	10.9	**74.5**	45.2
Part VI.1 tax	**(0.4)**	-	**(1.0)**	(0.8)
Future income taxes	**(1.7)**	(6.0)	**(6.0)**	(7.8)
Other	**1.3**	3.1	**4.9**	5.1
Changes in non-cash working capital (note 4)	**15.9**	4.2	**15.7**	(0.1)
	28.8	3.0	**85.8**	33.2
INVESTING ACTIVITIES				
Acquisitions	**-**	-	**-**	(50.0)
Additions to property and equipment	**(10.5)**	(11.5)	**(26.6)**	(58.1)
Proceeds from sale of property and equipment	**0.1**	0.1	**0.1**	0.2
Other assets	**10.3**	(6.7)	**(6.8)**	(9.1)
	(0.1)	(18.1)	**(33.3)**	(117.0)
FINANCING ACTIVITIES				
Distributions	**(14.3)**	-	**(21.4)**	(16.5)
Dividends on exchangeable shares	**(1.7)**	-	**(2.5)**	(1.9)
Convertible debentures distributions	**(5.8)**	(5.8)	**(11.6)**	(11.6)
Net proceeds from/(payments to) affiliates	**-**	(10.0)	**(11.4)**	11.4
Repurchase of debentures for cancellation	**-**	(162.2)	**-**	(162.2)
Repayment of debentures	**-**	(150.0)	**-**	(150.0)
Net proceeds from mortgages	**120.2**	335.0	**160.0**	335.0
Repayment of mortgages (note 7)	**(51.0)**	-	**(51.0)**	-
Repayment of mezzanine loan (note 7)	**(24.2)**	-	**(24.2)**	-
Mortgage payments	**(3.6)**	(2.3)	**(13.8)**	(7.6)
Increase (decrease) in bank loans	**(31.9)**	(5.0)	**(59.9)**	59.9
Other	**0.1**	-	**(0.1)**	(0.3)
	(12.2)	(0.3)	**(35.9)**	56.2
Translation adjustments affecting cash and cash equivalents	**(0.3)**	0.7	**(0.7)**	0.7
Increase (decrease) in cash and cash equivalents balance during the period	**16.2**	(14.7)	**15.9**	(26.9)
Cash and cash equivalents balance - beginning of period	**19.0**	34.0	**19.3**	46.2
Cash and cash equivalents balance - end of period	$ **35.2**	$ 19.3	$ **35.2**	$ 19.3
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	-	0.2	0.7	2.4
Interest paid	22.6	19.5	65.2	57.7

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

1. Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"). On September 8, 2004, FHR sold 12 million of its Legacy units, reducing FHR's equity investment in Legacy from approximately 35% to 23.7%.

   Results for the three months ended December 31, 2004 are not necessarily indicative of the results that may be expected for a full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below:

   Amortization of long-lived assets
   Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. As a result of these new recommendations, effective January 1, 2004, Legacy began amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be acceptable under GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net income for the three months and twelve months ended December 31, 2004 by approximately $5.0 and $21.0, respectively.

   Unit-based compensation
   Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively without restatement and resulted in a charge to deficit of $0.3, and an increase in contributed surplus of $0.3.

3. At December 31, 2004, 89,360,094 units were outstanding (2003 - 89,360,094).

4. Changes in non-cash working capital

	Three months ended December 31		Twelve months ended December 31	
	2004	2003	**2004**	2003
Decrease (increase) in accounts receivable	$ **14.5**	$ 12.9	**9.7**	5.3
Decrease (increase) in inventory	**0.1**	(0.4)	**0.4**	(0.2)
Decrease (increase) in prepaid expenses	**9.4**	7.9	**1.1**	(1.9)
Increase (decrease) in accounts payable and accrued liabilities	**(8.1)**	(16.2)	**4.5**	(3.3)
	$ **15.9**	$ 4.2	$ **15.7**	$ (0.1)

5. At December 31, 2004, Legacy has a receivable from FHR of US$3.5 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86.6. The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements. A subsidiary of FHR had a 25% participation amounting to US $10.5 in the first mortgage on The Fairmont Olympic Hotel, Seattle. This participation was repaid in December 2004.

6. Net loss per unit is based on net loss available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended December 31		Twelve months ended December 31	
	2004	2003	**2004**	2003
Net loss	$ **(4.7)**	$ (9.2)	$ **(2.3)**	$ (8.4)
Part VI.1 tax, net of Part I tax deduction	**-**	-	**-**	-
Accretion of convertible debenture issuance costs	**(0.4)**	(0.3)	**(1.4)**	(1.4)
Distributions on convertible debentures	**(2.9)**	(2.9)	**(11.6)**	(11.6)
Net loss available to unitholders	**(8.0)**	(12.4)	**(15.3)**	(21.4)
Weighted average number of units outstanding (thousands)	**89,360**	89,360	**89,360**	89,360
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	14,700
Basic weighted average number of units	**104,060**	104,060	**104,060**	104,060
Dilutive effect of unit options	**25**	29	**35**	13
Diluted weighted average number of units	**104,085**	104,089	**104,095**	104,073

For the three and twelve months ended December 31, 2004, debentures convertible into 17,142,857 (2003 - 17,142,857) units and the associated net loss impact were excluded from the computation of diluted net loss per unit because their effect was not dilutive.

Assuming Legacy elected to recognize the cost of its unit-based compensation based on the estimated fair value of unit options granted on or after January 1, 2002 and prior to January 1, 2004, net loss and basic and diluted net loss per unit would have been:

	Three months ended December 31, 2003	Twelve months ended December 31, 2003
Reported net loss available to unitholders	$ (12.4)	$ (21.3)
Pro Forma net loss assuming fair value method used	(12.4)	(21.4)
Pro Forma basic and diluted net loss per unit assuming fair value method used	(0.12)	(0.21)

7. In December 2004 Legacy secured a four and one half year $45.0 mortgage on The Fairmont Palliser bearing an effective interest rate of 6.2% and a five year US $62.0 mortgage on The Fairmont Olympic Hotel, Seattle bearing an effective interest rate of approximately 5.4%. Proceeds from the new financings were used to repay bank loans and debt in respect of the Seattle property. In connection with the Seattle refinancing, Legacy incurred foreign exchange losses of US $0.6 and charges of US $0.4 associated with the mortgage prepayment that were fully expensed in the fourth quarter.

8. On March 31, 2004, Legacy secured a ten-year, $40.0 mortgage on the Sheraton Suites Calgary Eau Claire. The mortgage bears interest at an annual effective rate of 6.9%.

9. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2004.